UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 23, 2014

TARGA RESOURCES PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	001-33303	65-1295427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1000 Louisiana, Suite 4300

Houston, TX 77002

(Address of principal executive office and Zip Code)

(713) 584-1000

(Registrants’ telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Items.

On October 20, 2014, Targa Resources Partners LP (the “Partnership” or “TRP”) filed a current report on Form 8-K (the “Original Filing”) in connection with the entering into of an Agreement and Plan of Merger by, among others, the Partnership and Atlas Pipeline Partners, L.P. (“APL”). The Partnership is filing this Form 8-K to provide the audited financial statements of APL and unaudited pro forma condensed combined financial statements of the Partnership, as required by Item 9.01(a) and Item 9.01(b) of Form 8-K. This information was not included in the Original Filing. The information in Exhibit 99.1 and Exhibit 99.2 are incorporated herein by reference.

Additional Information about the Proposed Transactions

In connection with the proposed transaction, Targa Resources Corp. (“TRC”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Atlas Energy, L.P. (“ATLS”) and TRC and a prospectus of TRC (the “TRC joint proxy statement/prospectus”). In connection with the proposed transaction, TRC plans to mail the definitive TRC joint proxy statement/prospectus to its shareholders, and ATLS plans to mail the definitive TRC joint proxy statement/prospectus to its unitholders.

Also in connection with the proposed transaction, Targa Resources Partners LP will file with the SEC a registration statement on Form S-4 that will include a proxy statement of APL and a prospectus of TRP (the “TRP proxy statement/prospectus”). In connection with the proposed transaction, APL plans to mail the definitive TRP proxy statement/prospectus to its unitholders.

INVESTORS, SHAREHOLDERS AND UNITHOLDERS ARE URGED TO READ THE TRC JOINT PROXY STATEMENT/PROSPECTUS, THE TRP PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRC, TRP, ATLS AND APL, AS WELL AS THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the TRC Joint Proxy Statement/Prospectus, the TRP Proxy Statement/Prospectus and other filings containing information about TRC, TRP, ATLS and APL may be obtained at the SEC’s Internet site at www.sec.gov. In addition, the documents filed with the SEC by TRC and TRP may be obtained free of charge by directing such request to: Targa Resources, Attention: Investor Relations, 1000 Louisiana, Suite 4300, Houston, Texas 77002 or emailing jneale@targaresources.com or calling (713) 584-1133. These documents may also be obtained for free from TRC’s and TRP’s investor relations website at www.targaresources.com. The documents filed with the SEC by ATLS may be obtained free of charge by directing such request to: Atlas Energy, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing InvestorRelations@atlasenergy.com. These documents may also be obtained for free from ATLS’s investor relations website at www.atlasenergy.com. The documents filed with the SEC by APL may be obtained free of charge by directing such request to: Atlas Pipeline Partners, L.P., Attn: Investor Relations, 1845 Walnut Street, Philadelphia, Pennsylvania 19103 or emailing IR@atlaspipeline.com. These documents may also be obtained for free from APL’s investor relations website at www.atlaspipeline.com.

Participants in the Solicitation

TRC, TRP, ATLS and APL and their respective directors, executive officers and other persons may be deemed to be participants in the solicitation of proxies from TRC, ATLS or APL shareholders or unitholders, as applicable, in respect of the proposed transaction that will be described in the TRC joint proxy statement/prospectus and TRP proxy statement/prospectus. Information regarding TRC’s directors and executive officers is contained in TRC’s definitive proxy statement dated April 7, 2014, which has been filed with the SEC. Information regarding directors and executive officers of TRP’s general partner is contained in TRP’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding directors and executive officers of ATLS’s general partner is contained in ATLS’s definitive proxy statement dated March 21, 2014, which has been filed with the SEC. Information regarding directors and executive officers of APL’s general partner is contained in APL’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.

A more complete description will be available in the registration statement and the joint proxy statement/prospectus.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits of the proposed transactions to TRC, TRP, APL, ATLS and their unitholders or stockholders, the anticipated completion of the proposed transactions or the timing thereof, the expected future growth, dividends, distributions of the combined companies, and plans and objectives of management for future operations. All statements, other than statements of historical facts, included in this release that address activities, events or developments that TRC and TRP expect, believe or anticipate will or may occur in the future, are forward-looking statements. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties, factors and risks, many of which are outside TRC’s and TRP’s control, which could cause results to differ materially from those expected by management of TRC and TRP. Such risks and uncertainties include, but are not limited to, weather, political, economic and market conditions, including a decline in the price and market demand for natural gas, natural gas liquids and crude oil, the timing and success of business development efforts; and other uncertainties. These and other applicable uncertainties, factors and risks are described more fully in TRC’s and TRP’s filings with the SEC Commission, including the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. TRC and TRP do not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired

The unaudited consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows of APL for the three months and six months ended June 30, 2014 and 2013, and the audited consolidated balance sheets as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows of APL for each of the three years in the period ended December 31, 2013 and the related notes thereto, are attached hereto as Exhibit 99.1.

(b)	Pro Forma Financial Information.

The unaudited pro forma condensed consolidated balance sheet of the Partnership as of June 30, 2014, which gives effect to the merger as if it had occurred on June 30, 2014, and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013 and the related notes thereto, which gives effect to the merger of the Partnership and APL as if they occurred on January 1, 2013, are attached hereto as Exhibit 99.2.

(d) Exhibits.

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm for Atlas Pipeline Partners, L.P.

99.1	Unaudited consolidated balance sheets and the related consolidated statements of operations, equity and cash flows of Atlas Pipeline Partners, L.P. for the three months and six months ended June 30, 2014 and 2013, and the audited consolidated balance sheets as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, equity and cash flows of Atlas Pipeline Partners, L.P. for each of the three years in the period ended December 31, 2013 and the related notes thereto.

99.2	Unaudited pro forma condensed consolidated balance sheet of Targa Resources Partners LP as of June 30, 2014, which gives effect to the merger as if it had occurred on June 30, 2014, and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013 and the related notes thereto, which give effect to the merger of Targa Resources Partners LP and Atlas Pipeline Partners, L.P. as if they occurred on January 1, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Targa Resources Partners LP

	By:	Targa Resources GP LLC, its general partner

Date: October 23, 2014	By:	/s/ Matthew J. Meloy
Matthew J. Meloy
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm for Atlas Pipeline Partners, L.P.

99.1	Unaudited consolidated balance sheets and the related consolidated statements of operations, equity and cash flows of Atlas Pipeline Partners. L.P. for the three months and six months ended June 30, 2014 and 2013, and the audited consolidated balance sheets as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, equity and cash flows of Atlas Pipeline Partners. L.P. for each of the three years in the period ended December 31, 2013 and the related notes thereto.

99.2	Unaudited pro forma condensed consolidated balance sheet of Targa Resources Partners LP as of June 30, 2014, which gives effect to the merger as if it had occurred on June 30, 2014, and the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2014 and for the year ended December 31, 2013 and the related notes thereto, which give effect to the merger of Targa Resources Partners LP and Atlas Pipeline Partners. L.P. as if they occurred on January 1, 2013.